Employee Town Hall Filed by Crescent Energy Company Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Vital Energy, Inc. Commission File No.: 001-35380 Date: August 25, 2025

Agenda Welcome Who we are and how we work What we do What to expect next Closing remarks 1 2 3 4 5

Culture and Values Our Values How We Work (OneCrescent Culture): We work together as one team to deliver outstanding returns and long-term value to our stakeholders by setting and upholding high standards, operating safely and efficiently, and consistently doing the right thing. We prioritize safeguarding our employees, our reputation and our license to operate.

Crescent well-positioned among the small-to-mid cap universe today PF CRGY is a scaled operator positioned with the largest names in the industry Note: Based on Capital IQ consensus estimates for FY 2025 and market data as of 8/22/2025. S&P Rating, Fitch unavailable. Standalone SMID-Cap Positioning (Net Production - Mboe/d) Fitch Rating Pro Forma Crescent is a Top 10 Independent Catalyzing a Step-Change in Market Positioning Top 10 Liquids-Wtd Independents (Net Production - Mboe/d) Fitch Rating BB-(1) BB- B(1) BB- BB+ BB BB- BB(1) BB+ BBB- BBB- BBB- BBB BBB- A A-(1) P B+ BB BBB+ BBB+

Scaled, High-Quality Asset Positions ~1 MM Net Acre Position Across the Eagle Ford, Uinta and Permian #3 Net Acres: ~540k Total Locations: ~1,450(1) ~285k Net Acres ~400 Low-Risk Locations Eagle Ford Position Uinta Position Permian Position Public Producer #2 Net Acres: ~145k Total Locations: ~650(2) Public Producer Net Acres: ~285k Total Locations: ~1,000(3) Public Producer Top 15 Note: Permian maps include existing Cresent assets on the Central Basin Platform. Current production ranking based on Enverus gross operated production. Total represents 3P locations. Uinta locations based on delineated formations only. Total locations per Enverus. DIMMIT WEBB LA SALLE MCMULLEN DUVAL JIM WELLS LIVE OAK ZAVALA FRIO UVALDE MEDINA ATASCOSA BEXAR WILSON KARNES BEE SAN PATRICIO NUECES KLEBERG REFUGIO GOLIAD DEWITT GONZALES GUADALUPE CALDWELL BASTROP FAYETTE LAVACA TRAVIS HAYS COMAL KENDALL BANDERA KERR REAL EDWARDS KIMBLE GILLESPIE BLANCO DUCHESNE PECOS REEVES CROCKETT REAGAN UPTON CRANE WARD WINKLER LOVING ECTOR MIDLAND GLASSCOCK HOWARD MARTIN ANDREWS GAINES DAWSON BORDEN UINTAH

Proven Track Record of Returns-Driven Growth Through M&A Proven Acquisition Strategy(1) (# of Crescent Acquisitions) Crescent Has Demonstrated its Ability to Successfully Acquire and Integrate Consistent Underwriting Criteria Cash-on-cash returns, equity accretion and maintaining a strong balance sheet Incremental Returns with Improved Performance and Synergies Strong operational execution drives M&A success Maximizing Value with Opportunistic Divestitures Consistently evaluating opportunities to enhance our long-term value proposition ü ü ü Acquisition history represents Crescent and its predecessors. Acquisitions grouped by closing date.

Crescent has Transformed the Business Since Going Public >3x Scaled Production Base (Net Production - Mboe/d) Substantial Cash Flow (Annual EBITDA - $BN)(1) Increase in Production Strong Balance Sheet (Credit Profile) (Moody’s / S&P / Fitch) Meaningfully Enhanced Credit Profile ~5x Increase in Annual EBITDA Proven Track Record of Transformative Growth Through Consistent Execution Credit Ratings Avg. Leverage Note: “Public Listing” represents initial public trading for CRGY upon closing of the merger between Independence Energy and Contango Oil & Gas on 12/7/2021. Based on Capital IQ consensus estimates for FY 2025 and market data as of 8/22/2025. No reconciliation of this non-GAAP measure to its most directly comparable GAAP measure is available without unreasonable efforts. This is due to the inherent difficulty of forecasting the timing or amount of various reconciling items that would impact the most directly comparable forward-looking GAAP financial measure, that have not yet occurred, are out of our control and/or cannot be reasonably predicted.

Acquisition Strategy Demonstrated Across the Eagle Ford Eagle Ford Case Study: CRGY’s Execution in Acquiring Assets and Improving Performance to Build a Basin-Leading Position June ‘23 Current Growth Net Acres (000’s) ~138 ~540 ~4.0x Net Production (Mboe/d) ~30 ~173 ~5.8x % Operated ~65% ~95% ~1.5x Net Op. Locations (Resource Potential) ~190 ~1,190 ~6.3x Basin Ranking (Gross Op Production)(1) 21st 3rd NA Leading Eagle Ford Position 2022 Crescent Footprint 2025 YTD Acquisitions 2023 Acquisitions 2024 Acquisitions Crescent Energy Eagle Ford Growth More than tripled net acres, production and inventory in ~2 years vs initial footprint Jim Wells Uvalde Zavala Dimmit Webb Duval Medina Frio Atascosa Wilson Live Oak McMullen Caldwell Gonzales DeWitt Lavaca Fayette La Salle CRGY Eagle Ford Growth ü Returns-Driven M&A: 7 accretive Eagle Ford acquisitions since June ‘23 ü Integration Execution: Track record of improving operational performance Data per Enverus.

Strengthens Leading Growth Through Acquisition Platform

>$60 BN of Opportunity Surrounding the Combined Footprint

Eagle Ford Opportunity



Crescent
Crescent Minerals
Growth Opportunity

Growth Opportunity Remaining

(% of the Basin Held By Operator Type)[1]

Private	Public <$5 BN Mkt Cap	*Public >$5 BN Mkt Cap*
~53%	~11%	*~35%*

>$20 Billion

Permian Opportunity



PF Crescent
Growth Opportunity

Growth Opportunity Remaining

(% of the Basin Held By Operator Type)[1]

Private	Public <$5 BN Mkt Cap	*Public >$5 BN Mkt Cap*
~24%	~3%	*~73%*

>$40 Billion

Crescent Energy

Note: Numbers may not sum due to rounding. Map and current ownership by operator based on Enverus operator shapefiles.
(1) Percentage metrics based on Enverus remaining locations. Value of growth opportunity based on estimated value of existing production and remaining locations. Assumes "Undefined" locations are owned by private operators. Current ownership by operator excludes CRGY.

9

August 25th: Crescent Energy announces agreement to acquire Vital Energy August 25 – 27th: Town Hall meetings with Vital Energy employees Early September: Team comprised of members of both Crescent Energy and Vital Energy kick off integration workstreams September: Organizational design and people selection process Mid-Late October: Employees to receive an employment offer or be notified that they will not receive an employment offer (in each case, contingent on closing) Prior to the End of Fourth Quarter: Expected legal closing of acquisition Day 1 after Closing: Welcome and on-boarding for Vital Energy employees who accepted an offer of employment with Crescent Energy Transaction Timeline

Offer Communication Process – By End of October Great talent from both companies is needed to successfully run the combined organization; leaders from both teams working on organizational design Employee Group #1 Full-Time Employment Offer with Crescent Crescent will offer substantially similar compensation and benefits to some Vital Energy employees Employee Group #2 Transitional Employment Offer with Crescent Some Vital Energy employees in select departments will be needed to work on transition for a defined period after closing Employees who successfully complete the full transition period will be separated with severance (subject to a release agreement) Employee Group #3 Separation at or around Close Some Vital Energy employees will not receive a full-time or transition offer These employees will be offered severance at separation (subject to a release agreement)

We’re excited about the future for the combined company, bringing the best of both together and continuing to build a different and better oil and gas company with a team of best-in-class employees committed to our core values Until we close, we must operate as separate companies and it’s business as usual We’ll commit to have an open line of communication throughout the integration process; please continue to submit questions to your HR team. We plan to partner with Vital HR to provide FAQ updates periodically Concluding Remarks

Stay Connected.